Exhibit 12.1
CMS ENERGY CORPORATION
Ratios of Earnings to Fixed Charges and Combined Fixed Charges and Preferred Dividends
(Millions of Dollars)

	Nine Months Ended	Year Ended December 31
	September 30, 2010	2009	2008	2007	2006	2005
				(b)	(c)	(d)
Earnings as defined (a)
Pretax income from continuing operations	$542	$335	$440	$(317)	$(434)	$(773)
Exclude equity basis subsidiaries	(2)	2	(1)	(22)	(14)	(17)
Fixed charges as defined (e)	338	456	429	489	535	539

Earnings as defined (e)	$878	$793	$868	$150	$87	$(251)

Fixed charges as defined (a)
Interest on long-term debt	$293	$383	$371	$415	$492	$514
Estimated interest portion of lease rental	12	17	25	23	8	6
Other interest charges	35	58	35	53	37	21

Fixed charges as defined (e)	$340	$458	$431	$491	$537	$541
Preferred dividends	13	17	17	12	11	10

Combined fixed charges and preferred dividends	$353	$475	$448	$503	$548	$551

Ratio of earnings to fixed charges	2.58	1.73	2.01	—	—	—

Ratio of earnings to combined fixed charges and preferred dividends	2.49	1.67	1.94	—	—	—

NOTES:

(a)	Earnings and fixed charges as defined in instructions for Item 503 of Regulation S-K.

(b)	For the year ended December 31, 2007, fixed charges exceeded earnings by $341 million and combined fixed charges and preferred dividends exceeded earnings by $353 million. Earnings as defined include $204 million in asset impairment charges and a $279 million charge for an electric sales contract termination.

(c)	For the year ended December 31, 2006, fixed charges exceeded earnings by $450 million and combined fixed charges and preferred dividends exceeded earnings by $461 million. Earnings as defined include $459 million of asset impairment charges.

(d)	For the year ended December 31, 2005, fixed charges exceeded earnings by $792 million and combined fixed charges and preferred dividends exceeded earnings by $802 million. Earnings as defined include $1.2 billion of asset impairment charges.

(e)	Preferred dividends of a consolidated subsidiary are included in fixed charges, but excluded from earnings as defined because the amount was not deducted in arriving at pretax income from continuing operations.